SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the First Quarter of 2008

The preliminary financial performance figures for Woori Finance Holdings for the three-month period ended on March 31, 2008, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2008	4Q 2007	Change (%)	1Q 2007	Change (%)
Revenue	1Q	13,830,517	8,191,876	68.8	6,043,558	128.8
	Cumulative Basis	13,830,517	26,650,125	—	6,043,558	128.8
Operating Income	1Q	786,873	185,533	324.1	1,276,585	(-)38.4
	Cumulative Basis	786,873	2,915,661		1,276,585	(-)38.4
Income before Income Tax Expense	1Q	841,111	182,316	361.3	1,272,110	(-)33.9
	Cumulative Basis	841,111	2,923,216		1,272,110	(-)33.9
Net Income	1Q	546,275	111,626	389.4	887,022	(-)38.4
	Cumulative Basis	546,275	1,939,238	—	887,022	(-)38.4

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

In accordance with Statement of Korean Accounting Standards No. 25, we have reflected the results of operations of Woori Financial (formerly Hanmi Capital) in each line item of our consolidated income statement, other than net income (which excludes the income of Woori Financial).

The financial performance figures for 2007 have been adjusted to take into account the effects of the revised interpretation of Statement of Korean Accounting Standards regarding credit derivatives, which came into effect on March 31, 2008.

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2008

The preliminary financial performance figures for Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2008, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2008	4Q 2007	Change (%)	1Q 2007	Change (%)
Revenue	1Q	11,408,322	6,680,684	70.8	4,456,607	156.0
	Cumulative Basis	11,408,322	20,788,603	—	4,456,607	156.0
Operating Income	1Q	548.248	122,183	348.7	1,103,235	(-)50.3
	Cumulative Basis	548,248	2,215,988	—	1,103,235	(-)50.3
Income before Income Tax Expense	1Q	592,226	107,370	451.6	1,108,096	(-)46.6
	Cumulative Basis	592,226	2,253,929	—	1,108,096	(-)46.6
Net Income	1Q	444,638	108,822	308.6	806,568	(-)44.9
	Cumulative Basis	444,638	1,689,448	—	806,568	(-)44.9

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

The financial performance figures for 2007 have been adjusted to take into account the effects of the revised interpretation of Statement of Korean Accounting Standards regarding credit derivatives, which came into effect on March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 2, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director

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